Sphere 3D Refinances Existing Convertible Note

SAN JOSE, Calif. – April 6, 2016 – Sphere 3D Corp. (NASDAQ: ANY), a containerization, virtualization and data management solutions provider and parent company of Overland Storage and Tandberg Data, today announced it has terminated its short term loan facility with FBC Holdings S.a.r.l. (“FBC”), by repaying US$5 Million and by increasing the existing convertible debenture with FBC by US$5 Million at substantially the same terms, which currently matures in 2018.

FBC is an affiliate of Cyrus Capital Partners, L.P., the investment manager for certain funds, which beneficially owns, directly or indirectly, securities of the company carrying more than 10% of the voting rights attached to the outstanding voting securities of the company. As a result, the additional advance under the existing convertible debenture with FBC constitutes a “related party transaction” within the meaning of Canadian Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). A resolution of the board of directors was passed to approve the transactions described herein. The director affiliated with Cyrus did not vote on the resolution in respect of the transactions described herein insofar as they involve FBC and such director did not participate in the discussions relating thereto. The company intends to file a material change report in connection with the transactions described herein. However, such material change report will not be filed at least 21 days before the completion of the transactions described herein in order to allow the company to secure the financing opportunities described herein. The company is relying on the exemptions from the “formal valuation” and “minority approval” requirements under MI 61-101 set forth in sections 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, based on the fact that the subject matter of, or consideration for, the transactions contemplated herein insofar as they involve interested parties, as determined by the board of directors of the company and in accordance with MI 61-101, does not exceed 25% of the market capitalization of the company, as determined in accordance with MI 61-101.

About Sphere 3D
Sphere 3D Corp. (NASDAQ: ANY) delivers containerization and virtualization technologies along with data management products that enable workload-optimized solutions. We achieve this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. Sphere 3D’s value proposition is simple and direct—we allow organizations to deploy a combination of public, private or hybrid Cloud strategies while backing them up with state of the art storage solutions. Sphere 3D, along with its wholly-owned subsidiaries Overland Storage and Tandberg Data, has a strong portfolio of brands including Glassware 2.0™, SnapCLOUD™, SnapScale®, SnapServer®, V3®, RDX®, and NEO®. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D or @overlandstorage.

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Investor Contact:
Blueshirt Group
Michael Bishop
415-217-4968
mike@blueshirtgroup.com

Safe Harbor Statement
This press release may contain forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, unforeseen changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; any increase in Sphere 3D’s cash needs or our inability to obtain additional debt or equity financing; performance and functionality of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov), and risks detailed in the Form F-4/A relating to Sphere 3D’s merger with Overland Storage filed with the SEC. Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.